SEC 03014517 OMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba Discount MuniBrokers
D M Keck & Company Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Lake Drive East, Suite 100
(No. and Street)

Cherry Hill NJ 08002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woodworth & St. John
(Name – *if individual, state last, first, middle name*)

704C East Main Street Moorestown NJ 08057
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. DC 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Keck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discount MuniBrokers, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Keck
Signature

Senior Vice-President
Title

Notary Public

MICHAEL E. TOMMASINO
Notary Public, State of New York
No. 43-4960091
Qualified in Richmond County
Commission Expires 12/18/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. M. KECK & COMPANY, INC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

	Cost	Accumulated Depreciation	Net Book Value	
CURRENT ASSETS				
Cash				277,937
Commissions receivable - clearing broker				70,462
Accrued interest receivable				547
Prepaid expenses				18,722
Loan to officers				12,009
Loan to employees				4,180
Note receivable - officers				8,563
Prepaid corporation taxes				80
				392,500
PROPERTY AND EQUIPMENT				
Office equipment	13,524	13,258	266	
Furniture and fixtures	12,371	10,251	2,120	
Equipment under capital lease	78,630	33,931	44,699	
Data processing equipment	54,912	49,434	5,478	
	159,436	106,874		52,563
OTHER ASSETS				
Lease deposits			1,356	
Security deposit			8,617	9,973
				455,036

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Capital lease obligatons		15,775
Accounts payable		63,577
Accrued payroll		41,785
Accrued corporate income taxes		13,760
		134,897
NON CURRENT LIABILITIES		
Capital lease obligatons		47,920
STOCKHOLDERS EQUITY		
Common stock (10,000 shares authorized, 2,006 issued and outstanding	284,719	
Less, treasury stock	(12,500)	
Accumulated deficit	0	272,219
		455,036

"The Accompanying Notes Are An Integral Part of This Financial Statement"